UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________
FORM 6-K
___________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 20, 2006
Commission File Number 1-32591
_____________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
______________

Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong
China
(Address of principal executive offices)
______________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	__X__	Form 40-F	_____

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	______	No	__X__

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	______	No	__X__

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	______	No	__X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated July 20, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 20, 2006	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-482-8777
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN REPORTS RESULTS FOR SECOND QUARTER 2006
AND DECLARES QUARTERLY DIVIDEND

Hong Kong, China, July 20, 2006 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) announced today the financial results for the second quarter ended June 30, 2006.

"We are very pleased with our performance this quarter, as we continued to realize a number of our key strategic objectives," said Gerry Wang, Chief Executive Officer of Seaspan. "During the quarter ended June 30, 2006, we took early delivery of another vessel in our initial contracted fleet of 23 vessels, bringing the total number of Seaspan vessels in operation to 16. In addition, we continued to execute on our growth strategy by expanding our fleet by declaring our option to build another four 2500 TEU vessels. Our contracted fleet has now grown to 33 ships."

Financial Highlights for the Quarter Ended June 30, 2006

•	Reported net earnings of $8.1 million and earnings per share of $0.22 for the quarter.

•	Generated $15.1 million of cash available for distribution during the quarter ended June 30, 2006.

•	Paid a quarterly dividend of $0.425 per share on May 11, 2006 for Seaspan’s second full quarter ended March 31, 2006.

•	Declared a quarterly dividend of $0.425 per share for the quarter ended June 30, 2006.

•	Took delivery of one of the company’s contracted vessels, bringing the Seaspan fleet to a total of 16 vessels in operation as at June 30, 2006.

Results for the Quarter Ended June 30, 2006

Seaspan reported revenue of $27.8 million for the quarter ended June 30, 2006, and net earnings for the quarter were $8.1 million. Total operating expenses were $14.5 million for the quarter ended June 30, 2006, and were comprised of ship operating costs of $7.0 million, depreciation of $6.3 million and general and administrative costs of $1.1 million. Seaspan reported basic and fully diluted earnings per share of $0.22 for the quarter.

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During the quarter ended June 30, 2006, Seaspan generated $15.1 million of cash available for distribution, a non-GAAP measure. Please read Reconciliation of Non-GAAP Financial Measures - Description of Non-GAAP Financial Measures - Cash Available for Distribution for a description of cash available for distribution and a reconciliation of net earnings to cash available for distribution.

Seaspan declared a quarterly cash dividend of $0.425, representing a total cash distribution of $15.3 million. Seaspan’s Board of Directors has adopted a policy to pay a regular quarterly dividend of $0.425 per share on Seaspan’s common and subordinated shares throughout the period of delivery of Seaspan’s initial contracted fleet of 23 vessels. The cash dividend is payable on August 11, 2006 to all shareholders of record on July 28, 2006.

Operational Highlights for the Quarter Ended June 30, 2006

•	During the quarter, Seaspan took delivery of one additional vessel in its initial contracted fleet of 23 vessels, increasing Seaspan’s total operating fleet from 15 to 16 vessels;

o
On April 6, 2006, Seaspan took delivery of the 4250 TEU Saigon Express, approximately ten weeks ahead of the contractual delivery date. This ship is the fourth of nine vessels chartered to CP USA, a subsidiary of CP Ships Ltd.

•
On April 17, 2006, the Company announced the grounding of the New Delhi Express, one of the 4250 TEU containerships on charter to CP Ships USA, in New Jersey. Subsequent to the grounding, the vessel discharged all her containers and eventually moved, under her own power, to a local drydock for permanent repairs on April 19, 2006. The vessel suffered damage to her bottom plating on her starboard side. The cost of repairs and other pollution avoidance measures amounted to approximately $1.9 million to date, of which $1.7 million is covered by insurance and $0.2 million is the insurance deductible. The vessel was placed off-hire by CP Ships for 24.3 days. CP Ships deducted approximately $0.5 million from hire payments on the vessel for the off-hire period. The Company expects to incur total losses of $0.7 million including the $0.5 million loss of charter hire revenue and a $0.2 million insurance deductible. There were no injuries and no adverse environmental impact sustained, as a result of the incident. The Company is exploring the possibility of pursuing insurance claims to recover all losses incurred, including off-hire.

•
During the quarter, Seaspan further expanded its fleet through the exercise of options to build new ships that would increase the total contracted fleet from 29 to 33 vessels, with an option for a further four vessels;

o
As part of the order announced on February 28, 2006, Seaspan obtained the option to build an additional eight 2500 TEU Vessels from Jiangsu Yangzijiang Shipbuilding in China in two tranches of four vessels each, for the same price as the initial four vessels.

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o
On June 29, 2006, Seaspan exercised its option on the first tranche of four option 2500 TEU vessels. The delivered cost is expected to be approximately $44.7 million per vessel and the vessels are expected to be delivered between May 2009 and August 2009. A 12 year charter agreement with CSCL Asia has been arranged for the first four option 2500 TEU vessels under the same terms as the initial four vessels.

The Company has until September 30, 2006 to exercise the option on the final tranche of the option vessels. Seaspan has made no commitment, financial or otherwise, to proceed with the order for the second tranche of the optional vessels and will only exercise its option with respect to the optional vessels if acceptable long-term charters are arranged.

The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on Seaspan’s revenues for the first and second quarters:

	First Quarter 2006	Second Quarter 2006	YTD 2006
Vessel Utilization:	# of Days	# of Days	# of Days
Ownership Days	1,296	1,450	2,746
Less Off-hire Days:
Scheduled 5-Year Survey	(20)	-	(20)
Incremental Due to Rudder Horn Repair	(17)	-	(17)
Grounding	-	(24)	(24)
Operating Days	1,259	1,426	2,685

Vessel Utilization	97.1%	98.3%	97.8%

	First Quarter 2006	Second Quarter 2006	YTD 2006
Revenue — Impact of Off-hire (in ‘000s of US dollars):	Revenue	Revenue	Revenue
100% fleet utilization	$25,470	$28,267	$53,737
Less Off-hire:
Scheduled 5-Year Survey	(360)	-	(360)
Incremental Due to Rudder Horn Repair	(303)	-	(303)
Grounding	-	(438)	(438)

Actual Revenue Earned	$24,807	$27,829	$52,636

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The following table summarizes the number of vessels in Seaspan’s fleet as it takes scheduled delivery:

	Actual					Forecasted
	Upon Closing	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Years Ending December 31
Vessel Size	of IPO	2005	2005	2006	2006	2006	2007	Thereafter
2500 TEU Class	—	—	—	—	—	—	—	8
3500 TEU Class	—	—	—	—	—	—	2	2
4250 TEU Class	8	10	11	13	14	16	19	19
8500 TEU Class	2	2	2	2	2	2	2	2
9600 TEU Class	—	—	—	—	—	—	2	2
Operating Vessels	10	12	13	15	16	18	25	33
Capacity (TEU) (1)	50,960	59,466	63,719	72,225	76,478	84,984	123,971	144,339

(1)	Seaspan’s 2500 TEU vessels, 3500 TEU vessels, 4250 TEU vessels, 8500 TEU vessels, and 9600 TEU vessels have an actual capacity of 2546 TEU, 3534 TEU, 4253 TEU, 8468 TEU, and 9580 TEU, respectively.

Recent News

On July 11, 2006, the Company took delivery of its 17th contracted vessel, the Lahore Express, approximately nine weeks ahead of the contractual delivery date. This is the fifth of nine vessels chartered to CP USA, a subsidiary of CP Ships.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan currently owns a fleet of 17 containerships consisting of 15 4250 TEU vessels and two 8500 TEU vessels. Over approximately the next 37 months, Seaspan will add 16 additional vessels to its fleet, including eight 2500 TEU vessels, two 3500 TEU vessels, four 4250 TEU vessels, and two 9600 TEU vessels.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW.”

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday July 20, 2006, at 2:00 pm PT / 5:00 pm ET. Participants should call 866-249-6463 (US/Canada) or 303-262-2075 (International) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter confirmation code 4348458. The recording will be available from July 20, 2006 at 5:00 pm PT / 8:00 p.m. ET through August 3, 2006 at 9:00 p.m. PT / 12:00 a.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION
UNAUDITED BALANCE SHEET
AS AT JUNE 30, 2006
(IN THOUSANDS OF US DOLLARS)

	June 30, 2006	December 31, 2005
Assets
Current assets:
Cash and cash equivalents	$10,272	$15,718
Accounts receivable	340	-
Prepaid expenses	2,498	2,352
	13,110	18,070

Vessels	800,549	621,163

Deferred financing fees	7,172	6,526

Fair value of financial instruments	32,271	4,799
	$853,102	$650,558

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$1,519	$1,467
Deferred revenue	2,318	2,759
	3,837	4,226

Long-term debt	312,073	122,893
Fair value of financial instruments	3,837	-

	319,747	127,119

Common shares	512,589	512,589
Additional paid-in capital	151	-
Retained earnings (deficit)	(7,918)	6,051
Accumulated other comprehensive income	28,533	4,799

Total shareholders’ equity	533,355	523,439
	$853,102	$650,558

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2006
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS)

	Three months ended June 30, 2006	Six months ended June 30, 2006

Revenue	$27,829	$52,636

Operating expenses:
Ship operating	7,035	13,142
Depreciation	6,276	11,880
General and administrative	1,148	2,109
	14,459	27,131

Operating earnings	13,370	25,505

Other expenses (earnings):
Interest expense	3,988	6,691
Interest income	(86)	(249)
Undrawn credit facility fee	788	1,349
Amortization of deferred financing fees	490	978
Change in fair value of financial instruments	99	99
	5,279	8,868

Net earnings	$8,091	$16,637
Retained earnings (deficit), beginning of period	(706)	6,051
Dividends on common shares	(15,303)	(30,606)
Deficit, end of period	$(7,918)	$(7,918)

Earnings per share, basic and diluted	$0.22	$0.46

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SEASPAN CORPORATION
UNAUDITED STATEMENT OF CASH FLOWS
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2006
(IN THOUSANDS OF US DOLLARS)

	Quarter ended June 30, 2006	Six months ended June 30, 2006
Cash provided by (used in):

Operating activities:
Net earnings	$8,091	$16,637
Items not involving cash:
Depreciation	6,276	11,880
Stock-based compensation	75	151
Amortization of deferred financing fees	490	978
Change in fair value of financial instruments	99	99
Change in non-cash operating working capital	(1,246)	(875)
Cash from operating activities	13,785	28,870

Investing activities:
Expenditures for vessels	(56,893)	(170,680)
Deposits on vessels	(16,556)	(20,556)
Cash used in investing activities	(73,449)	(191,236)

Financing activities:
Draws on credit facility	56,893	170,680
Draws on revolving credit facility	18,500	18,500
Financing fees incurred	(1,554)	(1,654)
Dividends on common shares	(15,303)	(30,606)
Cash from financing activities	58,536	156,920

Decrease in cash and cash equivalents	(1,128)	(5,446)

Cash and cash equivalents, beginning of period	11,400	15,718

Cash and cash equivalents, end of period	$10,272	$10,272

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND SIX MONTHS ENDED JUNE 30, 2006
(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures — Cash Available for Distribution

Cash available for distribution represents net earnings adjusted for depreciation, net interest expense, amortization of deferred financing fees, stock-based compensation and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used in the publicly-traded investment community to assist in evaluating a company’s ability to make quarterly cash dividends. Cash available for distribution is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan’s performance required by accounting principles generally accepted in the United States.

	Quarter ended June 30, 2006	Six months ended June 30, 2006

Net earnings	$8,091	$16,637
Add:
Depreciation	6,276	11,880
Interest expense	3,988	6,691
Amortization of deferred financing fees	490	978
Stock-based compensation	75	151
Change in fair value of financial instruments	99	99
Less:
Interest income	(86)	(249)
Net cash flows before cash interest payments	18,933	36,187
Less:
Cash interest paid	(3,889)	(6,315)
Add:
Cash interest received	86	249
Cash available for distribution	$15,130	$30,121

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage our Manager’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports, including our Prospectus filed with the SEC on August 8, 2005. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

Contact:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-482-8777

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